20004630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) — Florida (State) — 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yelena Anuar

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 Wacker Drive (Address) — Chicago (City) — Illinois (State) — 60606-1787 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yelena Anuar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DYANNA MALZAHN
MY COMMISSION # GG 916493
EXPIRES: January 24, 2024
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Partners and Management of AVM, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. (the Partnership) as of December 31, 2019 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2014.
Chicago, Illinois
February 28, 2020

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition

December 31, 2019

		(in thousands)
Assets		
Cash and cash equivalents	$	4,455
Due from brokers and clearing organizations		912
Securities purchased under agreements to resell		14,025
Receivables from affiliates		6,224
Furniture, equipment, and software, net		2,811
Right of use assets		2,056
Other assets		1,303
Total assets	$	31,786
Liabilities and Partners' Capital		
Liabilities		
Due to brokers and clearing organizations	$	110
Accrued compensation		6,862
Accrued expenses		981
Payables to affiliates and other		442
Capital withdrawals payable		39
Lease liabilities		2,131
Subordinated borrowings		1,500
Total liabilities		12,065
Commitments and contingencies		
General Partner		547
Class A Limited Partners		19,174
Total partners' capital		19,721
Total liabilities and partners' capital	$	31,786

See accompanying notes to consolidated statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P. ("AVM") is an institutional broker-dealer trading in U.S. government and other fixed income securities and derivatives. AVM's core business is the provision of introducing broker services to sophisticated, institutional customers. AVM also assists its clients with obtaining access to securities financing (e.g., via repurchase arrangements), and performs collateral management, as well as clearing services as agent and other operational services, to certain customers. AVM generally offers brokerage services on a non-discretionary, agency basis and generally does not serve in a principal capacity to its customers (although AVM may act in a riskless principal capacity on certain securities transactions). AVM conducts both its securities and futures interest businesses with other broker-dealers on a fully disclosed basis. AVM is registered with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). AVM is a member of the Financial Industry Regulatory Authority ("FINRA"). AVM operates as a single segment.

Basis of Preparation

The consolidated statement of financial condition includes the accounts of AVM and AVM Financial Limited ("AVM Financial"), AVM's wholly-owned subsidiary (collectively, the "Partnership"). AVM Financial is a broker-dealer located in the United Kingdom and is registered with the Financial Conduct Authority ("FCA") which requires it to maintain regulatory net capital in the amount of €50,000. AVM Financial met this requirement throughout the year. AVM Financial provides AVM with a presence in the European markets and the ability to provide investor relations services to AVM's European customers. All intercompany balances and transactions are eliminated in consolidation. The functional currency of AVM Financial is U.S. dollars.

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is stated in U.S. dollars.

Cash and Cash Equivalents

Cash includes cash held at banks and brokers. The amount held, at times, may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation. The Partnership considers all highly liquid investments with a maturity or three months of less, including money market funds, to be cash equivalents. Cash equivalents are recorded at fair market value. At December 31, 2019, the Partnership's cash equivalent balance was invested in an overnight money market fund, the BlackRock Liquidity FedFund (Institutional Shares), and was valued at approximately $3,543,000 based on reported net asset value. Money Market Funds are categorized as Level 1 under ASC 820 "Fair Value measurement (Topic 820)", as they are primarily traded in highly active, liquid and visible markets.

Due from/to Brokers and Clearing Organizations

Due from brokers and clearing organizations consists of cash and deposits of $586,000 held at these organizations as well as receivables for unsettled trades. Due to brokers and clearing organizations consists of balances payable to other brokers in the ordinary course of business.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The securities underlying the reverse repurchase agreements include U.S. Treasury and agency obligations and mortgage-backed securities.

In a reverse repurchase agreement, it is the policy of the Partnership to obtain possession or control of collateral with a market value equal to or in excess of the amounts purchased under agreements to resell. To ensure the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required by contractual provisions.

Furniture, Equipment, and Software, net

Furniture, equipment, and software, are stated at cost and depreciated over estimated useful lives of three to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method. AVM capitalizes the qualifying costs incurred during the application development phase for internally developed software. Such internally developed software is amortized on a straight-line basis over the estimated useful life of three years beginning when such software is placed into service.

Income Taxes

No provision for federal, state and local income taxes has been made in the accompanying consolidated statement of financial condition, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

Regarding AVM Financial, a provision is made for corporate tax at the current statutory rates on the excess of taxable income over allowable expenses. Deferred taxation is provided on all timing differences that have originated but not reversed by the balance sheet date other than those differences regarded as permanent. An asset is not recognized to the extent that the transfer of economic benefits in the future is not deemed to be more likely than not. Any deferred tax assets and liabilities recognized are provided at the average rate of tax expected to apply when the asset or liability settles and are not discounted. As of December 31, 2019, there are no deferred tax assets or liabilities to be recorded in the consolidated statement of financial condition.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. Open tax years are those that are open for examination by relevant taxing authorities (i.e., open tax years are generally limited to the three most recent annual tax periods for which the returns have been filed). As of December 31,

2019, there was no impact to the consolidated statement of financial condition relating to accounting for uncertainty in income taxes.

Capital Withdrawals

Capital withdrawals are recognized as liabilities when the amounts for withdrawals become fixed and determinable and are to be paid within the month following the date of the consolidated statement of financial condition.

Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Recently Issued Accounting Standard Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)". The primary change the new guidance makes on lessees is to require the recognition of lease assets and lease liabilities on the Consolidated Statement of Financial Condition for those leases classified as operating leases under previous U.S. GAAP; in particular, a lessee should recognize in the Consolidated Statement of Financial Condition a liability to make lease payments ("lease liabilities") and a right-of-use asset representing its right to use the underlying asset for the lease term ("ROU asset"). The guidance also requires additional disclosure about the amount, timing and uncertainty of cash flows arising from leases. Lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Reporting entities may choose to elect certain practical expedients relating to the identification and classification of leases that commenced before the effective date. This new guidance is effective for fiscal years beginning after December 15, 2018. The Partnership adopted this guidance on January 1, 2019. See Note 8, Leases for additional information.

Recently Issued Accounting Standard to be Adopted

In July 2016, the FASB issued ASU No. 2016-13 "Financial Instruments-Credit Losses (Topic 326)". The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for expected credit losses. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. The Partnership will adopt the new guidance when it becomes effective on January 1, 2020, and does not expect the adoption to have a material impact on the consolidated statement of financial condition.

2. Significant Risk Factors

In the normal course of business, the Partnership enters into transactions in various financial instruments. The Partnership's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Partnership has an agreement with the Bank of New York Mellon Corporation to provide clearing and custodian services while carrying the Partnership's account as a customer. The Partnership clears substantially all of its trades under a fully disclosed clearing agreement with Pershing LLC ("Pershing") and has a prime brokerage agreement with Citigroup Capital Markets Inc.

In the normal course of its activities, the Partnership may be required to pledge cash or investments as collateral, whereby the counterparties have the right, under the terms of the trading agreements, to repledge or sell the securities if the Partnership is unable to meet its margin requirements.

Currency Risk

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies, primarily British Pounds, may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's business.

3. Partnership Agreement

At December 31, 2019, the Partnership consists of a general partner, AVM Associates, LLC, a Florida limited liability company which holds a partnership interest, and Class A limited partnership interests.

4. Furniture, Equipment, and Software, net

Furniture, equipment, and software are as follows:

December 31, 2019		
		(in thousands)
Computer hardware and software	$	6,877
Furniture and fixtures		746
Leasehold improvements		2,817
		10,440
Less accumulated depreciation and amortization		(7,629)
Furniture, equipment, and software, net	$	2,811

Computer hardware and software includes both purchased software and internally developed software. At December 31, 2019, capitalized costs relating to internally developed software were $4,232,000, of which $4,043,000 was placed into service. At December 31, 2019, accumulated amortization for internally developed software was $2,855,000 and is included in furniture, equipment, and software, net on the consolidated statement of financial condition.

5. Securities Purchased Under Agreements to Resell

The Partnership enters into Securities purchased under agreements to resell ("reverse repurchase agreements") to earn interest on excess cash. At December 31, 2019, the Partnership held securities and cash collateral with a fair value of approximately $14,569,000 related to its reverse repurchase agreements.

The reverse repurchase agreements are recorded at resell amounts plus accrued interest, which approximate their fair values due to the short-term nature of the agreements. During 2019, the interest rates at which such agreements were executed ranged from approximately 1.62% to 3.61%, and the maturities of the reverse repurchase agreements ranged between 1 day to 31 days.

The Partnership has master repurchase agreements that allow the Partnership to offset amounts owed to a counterparty with amounts owed from the same counterparty, including any collateral, in the event the counterparty defaults. The Partnership policy is to not offset its assets and liabilities and presents items subject to such arrangements on a gross basis, when applicable, in the consolidated statement of financial condition.

6. Related Party Transactions

The amounts relating to affiliated transactions, as disclosed on the consolidated statement of financial condition are as follows:

December 31, 2019		*(in thousands)*
Receivables from affiliates	$	6,224
Payables to affiliates and other		442
Capital withdrawal payable		39
Subordinated borrowings		1,500

The Partnership is party to an agreement with its affiliate, III Capital Management, and a third party selling agent that, among other things, documents an arrangement to pay sales commissions in respect of interests in funds managed by III Capital Management (the "III Funds"). Per the terms of this agreement, the third party selling agent provides certain services to III Capital Management relating to the management and oversight of various sales agents that assist in introducing potential investors in the III Funds to III Capital Management. The Partnership serves as one such sales agent. III Capital Management pays fees to the third party selling agent, which are determined based on the incentive and management fees charged to the III Funds. The third party selling agent then pays fees to the Partnership out of the total fees received by the selling agent from III Capital Management, which are determined based on a percentage of incentive and management fees charged to the III Funds that are associated with fund placements facilitated by the Partnership. The related receivable as of December 31, 2019 was $5,302,000 and is included in receivables from affiliates.

At December 31, 2019 there was a promissory note outstanding to a Principal for $400,000 at a rate of 4% per year. The note was due in February 2019 but was extended for another year for the same principal amount and at the same interest rate, maturing on February 10, 2020. The note is collateralized by the Principal's ultimate capital interest in the Partnership and the Partnership's general partner, as well as certain interests in III Capital Management and an investment fund managed by III Capital Management. As of December 31, 2019, the outstanding principal plus accrued interest totaled $414,000 and was included in receivables from affiliates.

Effective May 31, 2018, the Partnership and a former partner (the "Former Partner") entered into an agreement pursuant to which, beginning on June 1, 2018 through May 31, 2027, the Former Partner is entitled to receive additional payments from the Partnership equal to 9.99% of net income in excess of certain special allocation and target amounts. Additional payments related to 2019, totaled approximately $200,000 of which $193,000 was still outstanding as of December 31, 2019 and included in payables to affiliates and other on the consolidated statement of financial condition. The additional payments are recorded at the present value of all estimated future payments through May 31, 2027. As of December 31, 2019, the present value of future payments for 2020 through the end of the agreement was estimated to be zero. See also Note 9, Subordinated Borrowings.

Payables to affiliates and other represent cash owed to certain members of the general partner and a Former Partner.

7. Financial Instruments with Off-Balance Sheet Risk

The Partnership does not currently anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

8. Leases

The Partnership recognizes and measures its leases in accordance with Leases (Topic 842). The Partnership is a lessee in a non-cancelable operating lease for office space. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Partnership recognizes a lease liability and ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using a discount rate which represents the implicit rate of the lease, if readily determinable, or the Partnership's incremental borrowing rate based on information available the date of lease commencement. The Partnership's incremental borrowing rate for a lease is the rate of interest that it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received and any impairment recognized. The lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonable certain to exercise. The Partnership has excluded options to extend or terminate leases from recognition as part of the right-of-use assets and lease liabilities, until those options are reasonably certain and/or executed. There are no material guarantees, options to purchase, or restrictive covenants related to leases.

The Partnership made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Amounts reported in the consolidated statement of financial condition as of December 31, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$ 2,056
Operating lease liabilities	2,131

Other information related to leases as of December 31, 2019 was a follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases only	429
Reductions to ROU assets resulting from reductions to lease obligations:	
Operating leases	504
Weighted-average remaining lease term:	
Operating leases	5 years
Weighted-average discount rate:	
Operating leases	6.8%

The Partnership has obligations under operating leases for office space. One lease term is in excess of one year and others are for one year or less. The schedule below lists the approximate aggregate annual rental payments at December 31, 2019. These payments have not been reduced by aggregate future minimum sublease rentals of approximately $530,000 due to the Partnership under non-cancelable subleases.

As of December 31, 2019, the maturities of remaining lease liabilities are summarized as follows:

	(in thousands)
2020	$ 485
2021	539
2022	453
2023	554
Thereafter	565
Total undiscounted lease payments	$ 2,596
Less: imputed interest	(465)
Lease liability	$ 2,131

Certain office space rental agreements contain renewal options and escalation clauses.

9. Subordinated Borrowings

During 2018, the Partnership and the Former Partner entered into an agreement pursuant to which the Partnership will pay back the Former Partner his previously contributed capital of $20,000 of general partner capital and $1,980,000 of limited partner capital in four equal annual installments, beginning on May 31, 2019. The transaction is accounted for as a subordinated borrowing and is recorded at the amount of outstanding principal at year end. The loan bears interest at a rate of one-month LIBOR and is fully and irrevocably subordinated in right of payment to the claims of general creditors. The loan was approved by FINRA and is therefore eligible to be added back in the computation of net capital under the SEC's Uniform Net Capital Rule. The annual installment payments are subject to the SEC rules which govern both the notification requirements related to withdrawal of equity capital and the minimum regulatory net capital requirement in general. On May 31, 2019, having filed the required notification and obtaining approval from FINRA, the Partnership paid the Former Partner the first annual installment of $500,000 plus $49,000 of interest. At December 31, 2019 accrued interest in the amount of approximately $18,200 is included in payables to affiliates and other on the consolidated statement of financial condition.

10. Commitments and Contingencies

The Partnership has an arrangement with Pershing which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. At December 31, 2019, the Partnership had no borrowings under this arrangement.

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit-sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $56,000 or 25% of eligible employee compensation.

11. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2019, the Partnership's regulatory net capital and net capital requirement are approximately $9,631,000 and $250,000, respectively.

Advances to affiliates and capital withdrawals of the Partnership are subject to certain notifications and other provisions of the rules of the SEC and other Regulatory authorities.

12. Consolidated Subsidiary

The following is a summary of certain financial information of the Partnership's consolidated subsidiary:

December 31, 2019	**AVM Financial Limited** *(in thousands)*
Total assets	$ 1,275
Shareholder's equity	623

The shareholder's equity of AVM Financial of $623,000 is not included as capital in the computation of the Partnership's net capital, because under applicable regulations, an attorney's opinion is required stating that the assets could be distributed to the broker-dealer within 30 days. As the subsidiary's net assets would not have a material effect on the Partnership's computation of net capital pursuant to Rule 15c3-1, it is not cost beneficial at this time to pursue such inclusion.

13. Subsequent Events

Effective January 1, 2020, the Partnership and a withdrawing partner (the "Withdrawing Partner") entered into a withdrawal agreement pursuant to which, the Withdrawing Partner withdrew his capital of approximately $982,000 and was entitled to a withdrawal payment of $525,000 (of which $350,000 was paid in January of 2020 with the balance payable in twelve equal monthly installments). Additionally, through December 31, 2025, the Withdrawing Partner will receive additional payments equal to 3% of the Partnership's net income, subject to certain target amounts and special allocations.

On January 20, 2020, pursuant to the loan agreement described in Note 9, Subordinated Borrowings, and having filed the required notification and obtained approval from FINRA, the Partnership paid the Former Partner a second annual installment of $500,000, along with accrued interest of $18,200.

On February 10, 2020, the Partnership received a partial repayment of $200,000 of the principal balance as well the annual accrued interest of $16,000 related to the promissory note described in Note 6, Related Party Transactions. The due date for the remaining principal balance of $200,000 was extended until April 10, 2020 subject to the interest rate terms stated in the original note.

AVM, L.P.
(an Illinois limited partnership)
Consolidated Statement of
Financial Condition
December 31, 2019

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition
December 31, 2019